June 23, 2025

VIA EDGAR	Cal Gilmartin 617-951-9103 cal.gilmartin@klgates.com
Lisa Larkin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	NexPoint Credit Catalyst Fund

File Nos. 333-132400; 811-21866

Dear Ms. Larkin:

On behalf of the NexPoint Credit Catalyst Fund (the “Fund”), a series of NexPoint Funds I (the “Trust”) we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s responses to the comments provided by you on behalf of the staff of the SEC (the “Staff”) on June 3, 2025 relating to the Rule 485(a) filing of the Fund on April 18, 2025. We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding.

These responses will be reflected, to the extent applicable, in the Fund’s Registration Statement pursuant to Rule 485(b) under the Securities Exchange Act of 1933, as amended. When a comment asks for revised disclosure or revisions are contemplated by the Fund’s response, the revised disclosure has been provided.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Prospectus:

1.	The Staff reminds the Fund that the Fund is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.

Response: The Fund confirms it understands this responsibility.

2.	Please specify what securitized instruments the Fund will invest in, or if the Fund will invest in every type of securitized instrument, then please note that.

Response: The Fund will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

The Fund’s investments in credit instruments typically include corporate and sovereign bonds, bank loans, convertible securities and preferred stocks, and securitized instruments such as mortgage-backed securities (MBS), commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS), collateralized mortgage obligations (CMOs) and collateralized loan obligations (CLOs), which are vehicles backed by pools of assets such as mortgages, loans, or other receivables.

The Fund will also add the following risk disclosure related to securitized instruments:

Structured Finance Securities Risk. A portion of the Fund’s investments may consist of mortgage-backed securities, collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations or similar instruments. Such structured finance securities are generally backed by an asset or a pool of assets, which serve as collateral. Depending on the type of security, the collateral may take the form of a portfolio of mortgage loans or bonds or other assets. The Fund and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. In some instances, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. The riskiest securities are the equity tranche, which bears the bulk of defaults from the bonds or loans serving as collateral, and thus may protect the other, more senior tranches from default. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. A senior tranche typically has higher ratings and lower yields than the underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, other tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to previous defaults and the disappearance of protecting tranches, market anticipation of defaults and aversion to certain structured finance securities as a class.

3.	With respect to the second paragraph of the Principal Investment Strategies:

a.	Clarify supplementally the breakdown between investments in public and private credit instruments.

Response: Supplementally, the Fund notes that it does not intend to invest in private credit instruments.

b.	Please rewrite to describe “capital structure arbitrage” and “asset monetizations” in Plain English.

Response: The Fund will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

Specific event catalysts include, but are not limited to: mergers, acquisitions, capital structure arbitrage (the exploitation of discrepancies of a company’s debt and equity securities), tender offers, asset sales or other divestitures, restructurings, spin-offs, initial public offerings, new issue debt, debt refinancings, near-term debt maturities, asset monetizations (the process of converting assets into a revenue source), recapitalizations (the restructuring of a company’s debt and equity structure), reorganizations, or broader geopolitical, environmental or economic events that can impact specific industries or the economy as a whole.

4.	With respect to the fourth paragraph of the Principal Investment Strategies, please specify what “similar investments” are or remove this broad term.

Response: The Fund will remove the noted disclosure.

5.

With respect to the fifth paragraph of the Principal Investment Strategies, this sentence is covered by the first two sentences in the next paragraph. Consider removing or adding detail to make its relevance clearer.

Response: The Fund will remove the noted disclosure.

6.

The sixth paragraph of the Principal Investment Strategies, provides that “the Fund may invest in other investments or utilize other strategies, including non-credit related event driven and market neutral strategies,” please clarify whether this is intended to describe the investments that would not be included in the Fund’s 80% policy bucket, and add disclosure related to the amount of the Fund’s assets that may be invested in non-credit catalyst policies.

Response: The Fund believes its stated 80% policy in credit instruments is clear. To the extent the Fund makes investments in other instruments, the aggregate exposure of such investments will be limited by the 80% policy, but the Fund does not target any specific amounts in such instruments. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

7.

With respect to the eighth paragraph of the Principal Investment Strategies, please add in disclosure discussing the maturity of the securities the Fund may invest in. If maturity is included elsewhere, then please supplementally describe where it is included. Please also note the ranges of investment grade or below investment grade securities. If there are no stated ranges, then please note that.

Response: The Fund will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

The Fund may invest in securities of issuers of any market capitalization. Also, the Fund may invest without limit in debt instruments of any duration, maturity or credit quality, including high yield debt (commonly referred to as “junk” bonds), distressed debt and defaulted debt.

8.

The Staff notes that affiliated transactions may be a concern with respect to the use of credit facilities. Depending on the extent to which credit facilities will be used, please supplementally describe if any affiliates will also be using the credit facility and whether exemptive relief is required. If the Fund has entered into related agreements with affiliates, please include as exhibits.

Response: Supplementally, the Fund confirms that it currently does not have a credit facility in place. The Fund will remove references to the use of credit facilities from the principal investment strategies.

9.	With respect to the ninth paragraph of the Principal Investment Strategies please specify what “other means” will be used or in the alternative please remove this phrase.

Response: The Fund will remove the noted disclosure.

10.	The Staff notes the following sentence from the Principal Investment Strategies:

“The Fund also may invest its assets (in the form of cash collateral from securities lending transactions) in one or more unaffiliated private funds that seek to comply with (but are not subject to) the credit quality and duration limits applicable to money market funds under applicable law.”

Supplementally, please explain what unaffiliated private funds that seek to comply with the credit quality and duration limits applicable to money market funds would be.

Response: Supplementally, the Fund confirms that it does not intend to invest its assets in one or more unaffiliated private funds that seek to comply with the credit quality and duration limits applicable to money market funds under applicable law. The Fund will remove references to such funds from the principal investment strategies.

11.

The Staff notes that it appears that the Fund will invest significantly in bank loans, securities instruments, late-stage distressed issuers, issuers involved in pre- and post-bankruptcy proceedings, defaulted debt, high yield debt, bespoke derivatives, closed-end funds, and private funds.

Given the liquidity profile of these investments, please explain how the Fund determined its investment strategy is appropriate for an open-end structure.

The response should include information concerning relevant factors from the adopting release for Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) (Investment Company Liquidity Risk Management Programs; Investment Company Act Release No. 32315 October 13, 2016 (the “Liquidity Rule Release”)).

The response may also include general market data on the types of investments intended to be held by the Fund (see pages 154-155 of the Liquidity Rule Release).

Response: Consistent with Rule 22e-4 and the Fund’s own non-fundamental investment restriction, the Fund may not acquire any illiquid securities if, as a result thereof, more than 15% of the Fund’s net assets would be in investments that are illiquid. While the Fund maintains the flexibility to principally invest in any of the security types discussed under “Principal Investment Strategies,” it does not intend to have substantial positions in every named security at all times. The Fund’s investment strategies are designed to flexibly provide investors with access to merger arbitrage and event-driven investment opportunities within an open-end fund structure that provides investors with daily liquidity.

As noted in the Registration Statement, the Trust has implemented a written liquidity risk management program (the “LRM Program”) and related procedures to manage the liquidity risk of the Fund in accordance with Rule 22e-4. As a part of the LRM Program, the board of trustees of the Fund has designated the Fund’s investment adviser (the “Adviser”) to serve as the administrator of the LRM Program and the related procedures. In this capacity, the Adviser is responsible for identifying illiquid investments and categorizing the relative liquidity of the Fund’s investments in accordance with Rule 22e-4. The Adviser assesses, manages, and periodically reviews the Fund’s liquidity risk based on a number of factors, including but not limited to, relevant market, trading and investment-specific considerations under the LRM Program and generally assesses the investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions. The Adviser also considers short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions, holdings of cash and cash equivalents, and any other borrowing arrangements and funding sources.

12.	With respect to “Senior Loans Risk” in the Principal Risks section:

a.	The Staff notes that the term “Senior Loans” is capitalized but not yet defined. Please either lowercase the term or define it.

Response: The Fund will make the requested change.

b.	Additionally, “Bank Loans” is used elsewhere instead of “Senior Loans.” Please choose one term and use it consistently.

Response: The Fund will change all references to “Senior Loans” for consistency.

c.

Please disclose in the prospectus that it may take longer than seven days for transactions in bank loans to settle, which means it could take the fund significant time to get its money after selling its investment.

Response: The Fund will revise the Senior Loans Risk disclosure to add the following sentence to the risk’s disclosure as follows (additions bold and underlined and deletions struck):

Senior loans may have trade settlement periods extending beyond seven days, which could pose a liquidity risk to the Fund.

d.	Please also address how the fund intends to meet short term liquidity needs that may arise as a result of this lengthy settlement period.

Response: The Fund supplementally confirms that it expects its portfolio to primarily consist of investments considered to be highly liquid investments and, therefore, the Fund does not anticipate any issues satisfying short-term liquidity needs.

13.

With respect to the “Leverage Risk” paragraph of the Principal Risks section, please disclose the conflicts of interest that could arise with respect to advisers’ selection of investments or use of leverage that have the effect of increasing fees.

Response: The Fund will revise the noted risk disclosure to add the following sentence (additions bold and underlined and deletions struck):

Because the management fees (including administration fees) paid to NexPoint are calculated on the basis of the Fund’s average daily managed assets, which include the proceeds of leverage, the dollar amount of the fees paid by the Fund to NexPoint will be higher (and NexPoint will be benefited to that extent) when leverage is utilized. NexPoint will utilize leverage only if it believes such action would result in a net benefit to the Fund’s shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

14.	The Staff notes the following two sentences from the Principal Investment Strategies:

“The Fund may seek to profit from special situations by employing one or more arbitrage sub-strategies, including, but not limited to, capital structure arbitrage and convertible arbitrage, or the Fund may seek to use such strategies independently.

The Fund may invest in capital structure arbitrage, convertible arbitrage and volatility arbitrage.”

Please consider deleting one of the noted sentences as they are duplicative.

Response: The Fund will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

The Fund may seek to profit from special situations by employing one or more arbitrage sub-strategies, including, but not limited to, capital structure arbitrage and convertible arbitrage, or the Fund may seek to use such strategies independently.

~~The Fund may invest in capital structure arbitrage, convertible arbitrage and volatility arbitrage.~~

15.	With respect to the first paragraph under the section titled “Additional Information About Investment Strategies,” clarify if this section describes principal or non-principal strategies.

Response: The Fund will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

The following is a description of principal and non-principal investment practices in which the Fund may engage. Any references to investments made by the Fund include those that may be made both directly by the Fund and indirectly by the Fund (e.g., through its investments in derivatives or other pooled investment vehicles). As otherwise provided in this Prospectus or Statement of Additional Information (“SAI”), the Fund may invest without limit in the securities, assets, instruments and transactions in which it is permitted to invest. Please refer to the “Principal Investment Strategies” for the Fund for additional information regarding the principal investment practices in which the Fund may engage. Please see “Description of Risks” below for the risks associated with each of the investment practices.

16.

With respect to the paragraph titled “Assignments” under “Additional Information About Investment Strategies,” “Loan Agreement” is capitalized but not defined yet. Please lowercase the term or define it.

Response: The Fund will make the requested change to use lowercase lettering.

17.	With respect to the paragraph titled “Debt Securities” under “Additional Information About Investment Strategies,” please update the disclosure as the Fund is a debt fund.

Response: The Fund will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

The Fund ~~may, but is not required to,~~ invests in debt securities, including investment grade securities, below investment grade securities and other debt obligations.

18.

With respect to the paragraph titled “Depositary Receipts” under “Additional Information About Investment Strategies,” if American Depository Receipts are principal investment strategies, please clarify that in the strategies.

Response: Supplementally, the Fund confirms that American Depositary Receipts are not principal investment strategies.

19.

With respect to the paragraph titled “Portfolio Turnover” under “Additional Information About Investment Strategies,” the disclosure notes that the Fund’s portfolio turnover rate “may” exceed 100% per year, but elsewhere it says the Fund’s portfolio turnover rate “will” exceed 100% per year. Please update for consistency.

Response: The Fund will revise the noted disclosure in the paragraph titled “Portfolio Turnover” under “Additional Information About Investment Strategies” as follows (additions bold and underlined and deletions struck):

The Fund’s portfolio turnover rate ~~may~~is expected to exceed 100% per year, and under certain market conditions may be substantially higher.

20.	With respect to the section referencing Rule 18f-4, please clarify if the Fund intends to be a Limited Derivatives User or not.

Response: The Fund notes supplementally that the Fund intends to be a Full Compliance Derivatives User. The Fund will remove references to “Limited Derivatives User” from the Prospectus and Statement of Additional Information.

21.	With respect to the section titled “Management of the Fund,” please explain which federal laws could be waived or clarify that federal laws cannot be waived.

Response: The Fund believes that the disclosure is consistent with disclosure that many registered investment companies in the industry include in their registration statements. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Statement of Additional Information:

22.	With respect to the section titled “Investment Restrictions,” please add the phrase “or groups of industries” to align with 15 U.S.C.A. §80a-13(a).

Response: The Fund will revise the noted disclosure as follows (additions bold and underlined and deletions struck):

A Fund may not: 1. Purchase any security that would cause such Fund to concentrate (invest 25% or more of its total assets) in securities of issuers primarily engaged in any particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities);

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If you have any questions, please do not hesitate to contact the undersigned at (617) 951-9103.

Sincerely,

/s/ Cal Gilmartin, Esq.
Cal Gilmartin, Esq.
K&L Gates LLP

cc:	Stephanie Vitiello, Esq.